UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE TO/A

(Rule 14d-100)

Amendment No. 3 to

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

ASPEN EXPLORATION CORPORATION

(Name of Subject Company)

ROYALE ENERGY, INC.

(Name of Filing Person – Offeror)

COMMON STOCK, $0.005 Par Value

(Title of Class of Securities)

045295300

(CUSIP Number of Class of Securities)

Donald H. Hosmer Stephen M. Hosmer Co-President and Co-Chief Executive Officer 7676 Hazard Center Drive Suite 1500 San Diego, California 92108 Telephone: (619) 881-2800 Facsimile: (619) 881-2899	Copies to: Lee Polson, Esq. Strasburger & Price, LLP 600 Congress Avenue, Suite 1600 Austin, Texas 78701 Telephone: (512) 499-3600 Facsimile: (512) 536-5719
(Name, address, including zip code, and telephone number, including area code, of agent for service)

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1.

[	] issuer tender offer subject to Rule 13e-4.
[	] going-private transaction subject to Rule 13e-3.
[	] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [	]

Item 11.            Additional Information

This amendment relates solely to a press release issued by Royale Energy, Inc, on February 18, 2009. A copy of the press release is attached as Exhibit 99.1.

Item 12.	Exhibits

See Exhibit Index

SIGNATURES

After due inquiry and to the best of my knowledge an belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 18, 2009	/s/ Stephen M. Hosmer
Stephen M. Hosmer, Co-President, Co-Chief
Executive Officer and Chief Financial Officer

Exhibit Index

(a)(1).1	Form of Letter of Transmittal, to be filed by amendment.

(a)(4).1	Prospectus relating to Royale common stock to be issued in the Offer, incorporated by reference to the registration statement on Form S-4 filed by Royale on November 25, 2008.

(a)(4).2	Press release announcing intent to commence exchange offer, incorporated by reference to the Form 425 filed by Royale on November 21, 2008.

99.1	Press release, filed herewith.